Mail Stop 4561
Via fax (613) 738-7442

June 8, 2007

Tom Manley
Senior Vice President, Finance & Administration
and Chief Financial Officer
Cognos Inc.
3755 Riverside Drive
P.O. Box 9707, Station T
Ottawa, ON Canada K1G 4K9

      Re: **Cognos Inc.**
             Form 10-K for the Fiscal Year Ended February 28, 2005
             Filed April 27, 2007
             File No. 033-72402

Dear Mr. Manley:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review.   Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the Fiscal Year Ended February 28, 2007

Management's Discussion and Analysis of Financial Condition and Results of Operations

SEC Review, page 31

1.   We note your disclosures on page 31 regarding the Staff's review of the Company's February 28, 2005 Form 10-K, particularly as it relates to VSOE of fair value for PCS in the Company's multiple-element arrangements. We further note your statement "On July 20, 2006, the Staff informed us that the Staff would

not object to our revenue recognition policy under SOP 97-2." While the Staff agrees that we did not take exception to the Company's accounting for VSOE of PCS, we also indicated in our July 20, 2006 phone conversation that our conclusions were based on the analysis performed by the Company as a result of our review process and that such analysis must be performed on an on-going basis to ensure that the Company can continue to establish VSOE of PCS pursuant to SOP 97-2. Please confirm your understanding of this issue. Also, please confirm that while the Company understands that the Staff did not take exception to your accounting for VSOE of PCS at the time of our review, this does not preclude the Staff from issuing further comments with regards to your SOP 97-2 revenue recognition policy.

Summary of Significant Accounting Policies

Revenue Recognition, page 78

2.   We note on page 8 that although your software solution is a complete solution, your customers typically purchase in two stages and that often, the second stage includes purchases of applications that are closely related to the initial purchase in the first stage or purchases of additional components by the same department that initially purchased your solution in the first stage. Clarify whether your arrangements include multiple stages and whether customers who purchase your products in stages have the ability to fully use the products in the initial stage prior to the delivery of products in other stages of an arrangement. Additionally, tell us how your revenue recognition policy related to such arrangements comply with paragraph 13 of SOP 97-2. Please advise.

3.   Also, tell us whether the Company offers any discounts on products purchased in the second stage. If so, tell us how you considered the guidance in TPA 5100.50 and TPA 5100.74 in recognizing revenue on the initial and subsequent product purchases.

4.   We also note on page 37 that in fiscal 2007 the functionality of several of your products were combined on a single platform as a single product in Cognos 8. Tell us whether you are providing Cognos 8 as a specified or unspecified upgrade or enhancement to customers who previously purchased products that are now combined in Cognos 8 under your post-contract support agreements with such customers or whether Cognos 8 has to be purchased separately by such customers.

Note 4. Intangible Assets, 86

5.   We note in your disclosure that amortization of acquired technology has been classified in a separate expense category in your statements of operations as amortization of acquisition-related intangibles as opposed to cost of revenue. Tell us how you considered including the amortization of acquired technology as a cost of revenue. Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.

Note 14. New Accounting Pronouncements, page 112

6.   We note that upon adoption of FIN 48, you expect to increase liabilities by $15 million and decrease retained earnings by $25 million in the first quarter of fiscal year 2008. Tell us in detail the reason for the $15 million increase including the individual items that make up this increase and your analysis under the two-step process required by FIN 48 for these items.

Certifications in Exhibit 31.1 and 31.2

7.   We note that the identification of the certifying individual at the beginning of each of the certifications required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certifications should be revised so as not to include the individual's title.

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief